# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MKDWELL Tech Inc., CIK 0001991332
CUSIP: G6209W108
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 1F, NO. 6-2, DUXING ROAD, HSINCHU SCIENCE PARK, HSINCHU CITY, Taiwan (F5), 300
Date of event which requires filing of this statement: 05/22/2025
Amends the filing with accession number 0001641172-25-002265
Filed by CIK 0002033096
Persons authorized to receive notices and communications: Ming-Chia Huang, 1F, No. 6-2 Duxing Road,, Hsinchu Science Park,, Hsinchu City, Taiwan (F5), 300, 886-3-5781899

## Reporting persons
- Ming-Chia Huang (CIK 0002033096): type of reporting person: individual (IN); citizenship or place of organization: Taiwan (F5); source of funds: other (OO); sole voting power 10,196,350; shared voting power 0; sole dispositive power 10,196,350; shared dispositive power 0; aggregate amount beneficially owned 10,196,350 (7.1% of the class)
  Comment: Sole Voting Power and Sole Dispositive Power shown in Boxes 7 and 9 consists of (i) 1,965,350 ordinary shares, par value $0.0001 per share and (ii) 8,231,000 Class A preferred shares, par value $0.0001 per share.
  
  Each ordinary share is entitled to one vote and each Class A preferred share is entitled to 100 votes.
  
  The Percentage in Box 13 is based on the quotient obtained by dividing (a) the aggregate number of ordinary shares and Class A preferred shares owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 135,388,342 ordinary shares outstanding as of May 22, 2025, and (ii) 8,231,000 Class A preferred shares outstanding as of May 22, 2025. The aggregate number of Class A preferred shares beneficially owned by the Reporting Person as set forth in clauses "(a)" and "(b)" of this footnote are treated as converted into ordinary shares only for the purpose of computing the percentage ownership of the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: MKDWELL Tech Inc.
Address of issuer's principal executive offices: 1F, NO. 6-2, DUXING ROAD, HSINCHU SCIENCE PARK, HSINCHU CITY, Taiwan (F5), 300

## Item 2. Identity and Background
Name of person filing: This statement is filed by Ming-Chia Huang. Mr. Huang is referred to herein as the "Reporting Person."
Residence or business address: The business address of the Reporting Person is c/o MKDWELL Tech Inc., 1F, No 6-2, Duxing Road, Hsinchu Science Park, Hsinchu City 300, Taiwan.
Present principal occupation or employment: The present principal occupation of the Reporting Person is the Chief Executive Officer and the Chairman of the Board of Directors ("Board") of the Company.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)
Civil proceedings (securities laws) in the last five years: The Reporting Person was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of Taiwan.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Following the business combination between MKDWELL Tech Inc. (the "Company"), MKDWELL Limited ("MKD BVI") and Cetus Capital Acquisition Corp. ("Business Combination"), Mr. Huang received a total of 1,965,350 Ordinary Shares on the closing date in his capacity as a shareholder of MKD BVI. On March 19, 2025, MKDWELL Tech Inc. entered into three separate debt conversion agreements with three creditors of the Company, namely Mr. Ming-Chia Huang, a director and the chief executive officer of the Company, Ms. Ya-Hui Wu, the spouse of Mr. Huang, and AWinner Limited, which is controlled by Mr. Chung-Yi Sun, a director of the Company, to convert such debts owed into equity of the Company. Pursuant to the debt conversion agreement between Mr. Huang and the Company, $823,100 owed to Mr. Ming-Chia Huang was converted into 8,231,000 new ordinary shares of the Company.

On May 22, 2025, in accordance with the debt conversion agreement dated March 19, 2025 with Ming-Chia Huang, the director and chief executive officer of the company, the 8,231,000 ordinary shares issued to Ming-Chia Huang were redesignated to 8,231,000 Class A preferred shares.

## Item 4. Purpose of Transaction
Purpose of transaction: Upon the consummation of the Business Combination, the Reporting Person was appointed to serve as Chief Executive Officer and the Chairman of the Board. As a director and officer of the Company, the Reporting Person may have influence over the corporate activities of the Company; including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D. Subject to the provisions of the Amended and Restated Memorandum and Articles of Association and the Issuer's insider trading policies, the Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the Board and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or the relevant parties to consider or explore extraordinary corporate transactions, such as a merger, reorganization or take-private transaction that may result in the delisting or deregistration of the Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board. Except as set forth in this Item 4, the Reporting Person does not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person retains the right to change his investment intent and may, from time to time, acquire additional Ordinary Shares or other securities of the Company, or sell or otherwise dispose of (or enter into plans or arrangements to sell or otherwise dispose of), all or part of the Ordinary Shares or other securities of the Company, if any, beneficially owned by the Reporting Person, in any manner permitted by law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 10,196,350, 7.1%
Number of shares as to which each person has sole or shared power to vote or dispose: 10,196,350
Transactions in the class effected during the past sixty days:
On March 19, 2025, MKDWELL Tech Inc. entered into three separate debt conversion agreements with three creditors of the Company, namely Mr. Ming-Chia Huang, a director and the chief executive officer of the Company, Ms. Ya-Hui Wu, the spouse of Mr. Huang, and AWinner Limited, which is controlled by Mr. Chung-Yi Sun, a director of the Company, to convert such debts owed into equity of the Company. Pursuant to the debt conversion agreement between Mr. Huang and the Company, $823,100 owed to Mr. Ming-Chia Huang was converted into 8,231,000 new ordinary shares of the Company.

On May 22, 2025, in accordance with the debt conversion agreement dated March 19, 2025 with Ming-Chia Huang, the director and chief executive officer of the company, the 8,231,000 ordinary shares issued to Ming-Chia Huang were redesignated to 8,231,000 Class A preferred shares.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Person.

## Signatures
- Ming-Chia Huang: /s/ Ming-Chia Huang, Ming-Chia Huang (05/27/2025)